Exhibit 99.1

Medicure to present at the 2015 Bloom Burton & Co. Healthcare Conference

WINNIPEG, April 22, 2015 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF), a specialty pharmaceutical company, today announced that the Company's President and Chief Operating Officer, Dawson Reimer, will present an overview of the Company at the 2015 Bloom Burton & Co. Healthcare Investor Conference at the Sheraton Centre Toronto Hotel on May 5, 2015 at 11:30 a.m. Eastern Time.

About the Conference

The Bloom Burton & Co. Healthcare Investor Conference brings together U.S., Canadian and international investors who are interested in the latest developments in the Canadian healthcare sector. Attendees will have an opportunity to obtain corporate updates from the premier Canadian publicly traded and private companies through presentations and private meetings.

About Medicure Inc.

Medicure is a specialty pharmaceutical company focused on the development and commercialization of therapeutics for the U.S. hospital market. The primary focus of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT (tirofiban HCl) for non-ST elevation acute coronary syndrome in the United States, where it is sold through the Company's U.S. subsidiary, Medicure Pharma, Inc.  For more information on Medicure please visit www.medicure.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Medicure Inc.

%CIK: 0001133519

For further information: Dawson Reimer, President & COO, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 11:14e 22-APR-15